UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 33-44713

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants. Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2005.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

with

SUPPLEMENTARY INFORMATION

December 31, 2005 and 2004

With Independent Auditors' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker
Portland, Maine
June 8, 2006
VT Reg. No. 92-0000278

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004
	2005	2004

Assets

Investments, at fair value
Money market assets	$289,834	$265,839
Mutual funds	4,696,578	3,791,419
Marketable equity securities	4,637,104	4,571,353
Participant loans	148,374	194,248

Total investments	9,771,890	8,822,859

Receivables
Employer contributions	305,939	275,319
Employee contributions	0	69
Accrued interest and dividends	19,826	1,831

Total receivables	325,765	277,219

Net assets available for benefits	$10,097,655	$9,100,078

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to:
Investment income
Interest and dividends	$559,350
Net depreciation in fair value of investments	(230,752)

Net investment income	328,598

Contributions
Employer's	403,196
Employee'	331,540

Total contributions	734,736

Total additions	1,063,334

Deductions from net assets attributed to:
Benefits paid to employees	(33,208)
Administrative expenses	(32,549)

Total deductions	(65,757)

Increase in net assets available for benefits	997,577

Net assets available for benefits

Beginning of year	9,100,078

End of year	$10,097,655

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004
1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank), a subsidiary of Community Bancorp., who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code. The Bank matches employee contributions up to five percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

Employer contributions include $31,011 toward administrative expenses subsequently paid by the Plan.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

3.	Investments

The Plan's investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2005	2004

Security

Community Bancorp. Common Stock	$4,637,104	$4,571,353
Growth Fund of America, Inc.	913,664	683,833
American Balanced Fund	674,128	622,019
Vanguard Total Stock Market Index Fund	1,584,428	1,497,660

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $230,752 as follows:

Mutual funds	$245,258
Community Bancorp. Stock	(476,010)

$(230,752)

4.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intention to do so, Community National Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004
6.	Party-in-Interest Transactions

Community Financial Services Group is the Plan's custodian. Community Financial Services Group is an affiliate of Community National Bank, the Plan sponsor, through common ownership.

The Plan allows for employee contributions to be invested in common stock of the parent of the plan sponsor, Community Bancorp. At December 31, 2005 and 2004, the Plan held 289,819 and 257,541 shares, respectively, valued at $4,637,104 and $4,571,353, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2005
	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lesser,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$271,017
	Federated Prime Value Obligations Fund	Money Market		14,102
	Federated Government Obligations Fund	Money Market		4,715
*	Community Bancorp.	Common Stock, 289,819		4,637,104
	American Balanced Fund	Mutual Fund		674,128
	Blackrock Core Bond Fund	Mutual Fund		138,016
	Growth Fund of America, Inc.	Mutual Fund		913,664
	Investment Company of America	Mutual Fund		220,715
	Royce Premier Small Cap Fund	Mutual Fund		285,740
	Vanguard Total Stock Market Index Fund	Mutual Fund		1,584,428
	SEI Stable Asset Fund	Mutual Fund		414,279
	Euro Pacific Growth Fund	Mutual Fund		464,235
	SEI Diversified Moderate Growth Fund	Mutual Fund		1,373
*	Participant Loans	Interest rate range 5.82% - 9.50%
		various maturities		148,374

				$9,771,890

*	Indicates a party-in-interest to the Plan.
(1)	Participant directed plan, information not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 27, 2006	/s/ Stephen P. Marsh
Stephen P. Marsh, President & Chief Operating Officer
Community Bancorp
(Plan Administrator)